July 10, 2008
VIA EDGAR, OVERNIGHT COURIER AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Fax. No. (202) 772-9210

Attention:	Tamara Tangen, CPA Division of Corporation Finance

Re:	Comment Letter Dated July 3, 2008
Juniper Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 0-26339
Ladies and Gentlemen:
     We refer to Mr. Krikorian’s letter dated July 3, 2008 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2007 of Juniper Networks, Inc. (the “Company”).
     The Company intends to respond to the Staff’s comments by July 25, 2008.
     If you have any questions, please do not hesitate to call the undersigned at (408) 745-2384.

Very truly yours, JUNIPER NETWORKS, INC.
/s/ Mitchell L. Gaynor

Mitchell L. Gaynor Senior Vice President and General Counsel